EXHIBIT 12.1

SUN COMMUNITIES, INC.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands, Except Ratios)

	For the years ended December 31,
Earnings	2008	2007	2006	2005	2004
Pre-tax loss before minority interests and equity investee losses	(16,775)	(10,035)	(11,922)	(6,205)	(45,836)
Fixed charges (from below)	64,192	65,581	65,213	61,035	53,043
Distributions from equity investments	230	1,350	450	1,100	2,238
Less:
Capitalized interest	—	5	60	69	380
Earnings	47,647	56,891	53,681	55,861	9,065

Fixed charges	2008	2007	2006	2005	2004
Interest	60,775	61,939	61,173	55,650	43,899
Interest on mandatorily redeemable debt	3,382	3,601	3,945	4,322	4,294
Interest capitalized	—	5	60	69	380
Estimate of interest within rental expense	35	36	35	33	32
Distributions to preferred OP unitholders	—	—	—	961	4,438
Fixed charges	64,192	65,581	65,213	61,035	53,043

Ratio of earnings to fixed charges	0.74:1	0.87:1	0.82:1	0.92:1	0.17:1

Additional earnings needed to achieve coverage ratio of 1:1	16,545	8,690	11,532	5,174	43,978